Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences to Participate in a Fireside Chat at B. Riley Virtual Oncology Investor Conference:

on 21 January 2021 at 3 pm ET/8 pm GMT

NEW YORK and LONDON – 20 January 2021 (GLOBE NEWSWIRE) – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announced its CEO and CSO, Dr. Kunwar Shailubhai, will participate in a fireside chat via a video link on Thursday 21 January 2021 at 3 pm ET / 8 pm GMT to provide updates on the Company.

Date:	Thursday 21 January 2021
Time:	3 pm U.S. Eastern / 8 pm GMT
Webcast:	https://b-riley-oncology-investor-conference.events.issuerdirect.com/signup

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and Founder	+44 (0)20 7495 2379

United States Investors:

Dave Gentry RedChip Companies Inc.	Office 1 800 RED CHIP (733 2447) Cell 407-491-4498 (USA) dave@redchip.com